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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                       PURSUANT TO 13d-l(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 2)*

                              Grill Concepts, Inc.
                                (Name of Issuer)

                         COMMON STOCK, $.00001 PAR VALUE
                         (Title of Class of Securities)

                                    398502104
                                 (CUSIP Number)

       Lewis Wolff, 11828 La Grange Avenue, Los Angeles, California 90025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                        April 25, 2000 and July 11, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP No. 398502104                                                    2
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LEWIS WOLFF

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2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*              (a)    [ ]
                                                                   (b)    [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

               PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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                      7    SOLE VOTING POWER
NUMBER OF                     825,000
SHARES                ----------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER
OWNED BY                      N/A
EACH                  ----------------------------------------------------------
REPORTING             9    SOLE DISPOSITIVE POWER
PERSON WITH                  825,000
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                              N/A
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
               825,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [ ]
      EXCLUDES CERTAIN SHARES*
               N/A
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
      (11)
               17.3%
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14    TYPE OF PERSON REPORTING*
               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock of Grill Concepts, Inc. The principal executive offices of Grill Concepts are located at 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c). This statement on Schedule 13D is being filed by Lewis Wolff. The address of Mr. Wolff is 11828 La Grange Avenue, Los Angeles, California 90025. Mr. Wolff is a private investor. He is also a managing member of Wolff DiNapoli LLC, a California limited liability company which manages a number of hotel properties in which Mr. Wolff as Trustee is an investor. The principal place of business address of Wolff DiNapoli LLC is 11828 La Grange Avenue, Los Angeles, California 90025.

     (d)-(e). During the last five years, Mr. Wolff: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Wolff is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Wolff acquired a warrant to purchase 75,000 shares(1) of Common Stock of Grill Concepts in exchange for an agreement to personally guarantee $750,000 of indebtedness of Grill Concepts. All of the other securities of Grill Concepts owned by Mr. Wolff were acquired by him for cash in the amount of $1,500,000. The source of the purchase price was Mr. Wolff's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Wolff acquired the securities of Grill Concepts for investment purposes. Depending on general market and economic conditions affecting Grill Concepts and other relevant factors, Mr. Wolff may purchase additional securities of Grill Concepts or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.


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     Except as set forth herein, Mr. Wolff has no present plans or proposals with respect to any material change in Grill Concept's business or corporate structure or which relate to or would result in:

          (a) the acquisition by any person of additional securities of Grill Concepts, or the disposition of securities of Grill Concepts;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Grill Concepts or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of Grill Concepts or any of its subsidiaries;

          (d) any change in the present board of directors or management of Grill Concepts, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of Grill Concepts;

          (f) any other material changes in Grill Concept's business or corporate structure;

          (g) changes in Grill Concepts' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Grill Concepts by any person;

          (h) causing a class of securities of Grill Concepts to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of Grill Concepts becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Lewis Wolff, as Trustee of the Wolff Revocable Trust of 1993, beneficially owns 825,000 shares of Common Stock of Grill Concepts, which consists of: (i) 250,000 shares of Common Stock, $.00001 par value; (ii) 125,000 shares issuable upon the conversion of 500 shares of Series II Convertible Preferred Stock; (iii) 75,000 shares(1) issuable pursuant to a warrant to purchase to shares at an exercise price of $1.41 per share; (iv) 187,500 shares issuable pursuant to warrant to purchase shares at an exercise price of $8.00 per share; and


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(v) 187,500 shares issuable pursuant to warrant to purchase shares at an exercise price of $12.00 per share. All of the warrants issued to Mr. Wolff are currently exercisable. The shares of Common Stock beneficially owned by Mr. Wolff constitute approximately 17.3% of the total number of shares of Common Stock of Grill Concepts, based upon 4,003,738 shares of Common Stock outstanding as of May 5, 2000 (as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed by Grill Concepts on May 10, 2000) as adjusted for the conversion on July 7, 2000 of the 1,000 shares of Series I Convertible Preferred Stock.

     (b) Mr. Wolff has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Wolff.

     (c) On July 11, 2000, Grill Concepts issued to Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, a warrant to purchase 75,000 shares(1) of Common Stock at a purchase price equal to $1.41 per share in exchange for his agreement to personally guarantee $750,000 of indebtedness of Grill Concepts.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Wolff.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On June 20, 1997, Mr. Wolff executed: (i) a Subscription Agreement, which among other things, grants Mr. Wolff registration rights with respect to the 200,000 shares of Common Stock issued to him as a result of the conversion of the Series I Convertible Preferred Stock on July 7, 2000; and (ii) a letter agreement with Grill Concepts extending to Mr. Wolff the same registration rights to the 50,000 shares of Common Stock owned by him, copies of which are attached hereto as Exhibits 1 and 2, respectively. Also on June 20, 1997, Mr. Wolff was issued: (i) shares of Series II Convertible Preferred Stock of which are governed by the terms of the Certificate of Designation of the Series II Convertible Preferred Stock, a copy of which is attached hereto as Exhibit 3; and (ii) warrants to purchase shares of Grill Concepts Common Stock, copies of which are attached hereto as Exhibits 4 and 5.

     On July 11, 2000, Grill Concepts entered into a Letter Agreement with Lewis Wolff, as Trustee of the Wolff Revocable Trust of 1993 and Michael S. Weinstock, as Trustee of the Michael S. Weinstock Living Trust, pursuant to which Messrs. Wolff and Weinstock each agreed to personally guarantee $750,000 of a $1,500,000 loan to Grill Concepts from Wells Fargo Bank. Pursuant to the terms of the Letter Agreement, on July 11, 2000, Grill Concepts issued to each of Messrs. Wolff and Weinstock a four (4) year warrant to purchase 75,000 shares(1) of Common Stock of Grill Concepts at an exercise price of $1.41 per share. Each warrant has customary "piggyback" registration rights under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of such warrant.


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     Mr. Weinstock is the Chairman of the Board and Executive Vice President of
Grill Concepts. The Letter Agreement, the two (2) warrants and the various loan documents in connection therewith, will be filed by Grill Concepts in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 1 Subscription Agreement dated as of June 20, 1997 between Grill Concepts, Inc. and Lewis Wolff, Trustee Revocable Trust of 1993.*

   Exhibit 2 Letter dated June 20, 1997 from Grill Concepts, Inc. to Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993.*

   Exhibit 3   Certificate of Designation of Series II Convertible Preferred
               Stock.*

   Exhibit 4 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-A1).*

   Exhibit 5 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-B1).*

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1  These shares are subject to reduction to 37,500 shares, if the loan guarantee is terminated by the lender within 45 days from the date the warrant is issued.

*  Previously filed


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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By:  /s/ Lewis Wolff
                                           -----------------------------
                                           Name:  Lewis Wolff


Dated: August 10, 2000



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